EXHIBIT 23.1


            Consent of Independent Registered Public Accounting Firm

The Board of Directors
KBW, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of KBW, Inc. (the "Registration Statement") of our reports dated February 27, 2008, with respect to the consolidated statements of financial condition of KBW, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of KBW, Inc., and are incorporated by reference herein.



/s/KPMG LLP
New York, New York
June 20, 2008